Exhibit 99.1

ReneSola Regains Compliance with NYSE Continued Listing Standards for Average Closing Price

Shanghai, China, October 2, 2019 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that it regained compliance with the minimum average closing price criteria required by the New York Stock Exchange (the “NYSE”) for continued listing of the Company’s American Depositary Shares (“ADSs”).

On September 9, 2019, the Company received notice from the NYSE that it did not meet the NYSE's price criteria for continued listing standard because the average closing price of the Company's ADSs was less than US$1.00 per ADS over a consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company's ADSs have a closing share price of at least US$1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

On October 1, 2019, the Company received confirmation from the NYSE that it had regained compliance with continued listing standards after the average closing price for its ADSs for the consecutive 30-trading-day period ended September 30, 2019 exceeded US$1.00.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com